NanoVibronix, Inc.
525 Executive Blvd.

Elmsford, NY 10523

February 14, 2019

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Eric Atallah

RE:	NanoVibronix, Inc. Registration Statement on Form S-3 Filed December 31, 2018 Request for Acceleration
File No. 333-229106

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, NanoVibronix, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-3 (the “Registration Statement”) to 5:00 p.m., Eastern Time on February 15, 2019, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

NanoVibronix, Inc.

	By:	/s/ Stephen Brown
Stephen Brown Chief Financial Officer